February 21, 2014

VIA EDGAR

Larry Spirgel
Assistant Director
c/o Robert S. Littlepage
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:           SecureAlert, Inc.
  Form 10-K for the Year Ended September 30, 2013
  Filed January 14, 2014
  File No. 000-23153

Dear Mr. Spirgel:

We refer you to the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 10, 2014 (the “Comment Letter”) with regard to the annual report on Form 10-K (the “Annual Report”) referenced above and filed by SecureAlert, Inc. (“SecureAlert” or the “Company”).

This letter contains our responses to the Staff’s comments set forth in the Comment Letter.

1. Cost of Revenues, page 17.  Please revise your discussion of cost of revenues.  Specify and analyze the actual financial statement line item, total cost of revenues, as reported on page 46.

Response

The Company’s original disclosure reported cost of revenues, excluding impairments of equipment and parts, of $7,816,892 and $7,305,602 for the fiscal years ended September 30, 2013 and 2012, respectively, which resulted in an increase of $511,290. Additionally, the net cost of revenues, as a percentage of net revenues, decreased six percent, from 56 percent in 2012 to 50 percent in 2013.  Total cost of revenue for 2013 was $8,030,168 and for 2012 was $8,954,364.  Total costs of revenues, as a percentage of net revenues, decreased 17 percent, from 68 percent in 2012 to 51 percent in 2013.

In future reports, the Company will revise the narrative disclosure of cost of revenues to refer to total cost of revenues, rather than cost of revenues net of impairments.  The Company disclosed the cost of revenues in this fashion in the Form 10-Q filed on February 14, 2014.

2. Item 9A. Controls and Procedures Management’s Report on Internal Control over Financial Reporting, page 23.  Please revise to disclose whether your evaluation of internal control was based on COSO’s 1992 Framework or COSO’s updated 2013 Framework.

150 West Civic Center Drive  I  Suite 400  I  Sandy, Utah 84070
T 800-584-4176  I  P 801-908-5132  I  F 801-451-6281  I  www.securealert.com

Larry Spirgel, Assistant Director
c/o Robert S. Littlepage
U.S. Securities and Exchange Commission
February 21, 2014

Response

The Company utilized the COSO 1992 Framework.  Supplementally, the Company notes that the updated 2013 Framework was released in May 2013.  The Company’s fiscal year ends September 30.  We are studying the changes recommended by and expect to transition to the updated Framework during calendar 2014.  In our next annual report we will indicate whether that transition has occurred or not.  In all future filings the Company will state the framework upon which it is operating.

3. Report of Independent registered Public Accounting Firm, page 44.  We note that PCAOB registration of Hansen, Barnett & Maxwell, P.C. was withdrawn on December 17, 2013, prior to the January 14, 2014 filing of this Form 10-K.  Please amend to include a report on your September 30, 2012 financial statements, of an independent public accounting   firm that is currently registered with PCAOB.

Response

On September 23, 2013, Hansen, Barnett & Maxwell, P.C. (“HBM”) resigned as the independent registered public accounting firm for our Company. HBM entered into an agreement with Eide Bailly LLP (“Eide Bailly”), pursuant to which Eide Bailly acquired the operations of HBM and certain of the professional staff and partners of HBM. Concurrent with the resignation of HBM, the Audit Committee of the Company’s Board of Directors selected Eide Bailly as the new independent registered accounting firm for the Company. As part of the acquisition by Eide Bailly, HBM withdrew its registration with the PCAOB effective December 17, 2013. PCAOB rules and SEC guidance allows for a firm no longer registered with the PCAOB to reissue their report for a previous year provided the audit report is not updated or dual dated.

PCAOB Rule 2107(b)(1) states the following:

A request for leave to withdraw shall be filed on Form 1-WD in accordance with the instructions contained therein. A completed Form 1-WD shall include, among other things, a statement signed by an authorized partner or officer of the firm certifying that the firm is not currently, and will not during the pendency of its request for leave to withdraw be, engaged in the preparation or issuance of, or playing a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of an audit report for a prior period. (Bold added)

The SEC Reporting Manual section 4110.3 also states the following:

In accordance with PCAOB Rule 2107(b)(1), a firm that was once registered and then later withdrew may reissue or give consent to the use of a prior report that it issued while registered. However, the firm cannot update or dual-date a previously issued report after the firm is no longer registered, as that involves additional audit work. (Bold added)
HBM’s reissued audit report for September 30, 2012 was neither updated nor dual-dated.

Larry Spirgel, Assistant Director
c/o Robert S. Littlepage
U.S. Securities and Exchange Commission
February 21, 2014

In addition to the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the information herein addresses your questions and that an amendment to the Form 10-K is not necessary.  Should you have any questions please contact me or Chad Olsen, CFO.

Sincerely yours,

SecureAlert, Inc.

/s/ Guy Dubois

Guy Dubois
Chairman of the Board